Form SBSE-A

Supplemental Response: Question 7

Applicant Name: BNP Paribas SA
Date: 06/19/2023
NFA No. : 0247694

BNP Paribas, Europe's leading provider of banking and financial services, has four domestic Retail Banking markets in Europe, namely in France, Belgium, Italy and Luxembourg. It operates in 65 countries and has close to 190,000 employees, including nearly 145,000 in Europe. BNP Paribas' organisation is based on three operating divisions: **(1) Corporate & Institutional Banking (CIB)**, comprised of: (a) Global Banking, (b) Global Markets, and (c) Securities Services; **(2) Commercial, Personal Banking & Services (CPBS)** which includes: (a) Commercial, Personal Banking & Services (CPBS), comprising: (i) Commercial & Personal Banking in France, (ii) BNL banca commerciale, (iii) Italian Commercial & Personal Banking, (iv) Belgian Commercial & Personal Banking, (v) Commercial & Personal Banking in Luxembourg, (vi) Commercial & Personal Banking outside the Eurozone, and (vii) Other Specialized Businesses including Arval, BNP Paribas Leasing Solutions, BNP Paribas Personal Investors, BNP Paribas Personal Finance, and new digital businesses; and **(3) Investment & Protection Service (IPS)**, comprising: (i) Insurance, and (ii) Wealth and Asset Management. BNP Paribas SA is the parent company of the BNP Paribas Group.